C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

02 APR 12 9:3

02028398

Ref : EC/FL/AL/CPP/043/02

BY AIRMAIL

28th March, 2002

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

dlw 4/16

..................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Emily Y M Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 646 885 3043)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl) (via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated March 28, 2002 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

1. Document : Press Announcement regarding the Announcement of Annual Results for the year ended 31st December, 2001
   Date : March 27, 2002
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST DECEMBER, 2001

RESULTS

	Notes	2001 US$'000	2000 US$'000
Turnover		1,449,463	1,418,941
Cost of sales		(1,269,807)	(1,237,707)
Gross profit		179,656	181,234
Selling expenses		(52,075)	(56,329)
General and administrative expenses		(97,965)	(97,805)
Other income/(loss), net	(a)	27,698	(10,764)
Profit from operating activities		57,314	16,336
Finance costs		(59,220)	(72,679)
Share of profits less losses of jointly controlled entities		13,396	13,417
Share of profits less losses of associates		(2,233)	6,252
Profit/(Loss) before tax		9,257	(36,674)
Tax	(b)	(10,640)	(9,878)
Loss after tax		(1,383)	(46,552)
Minority interests' share of profits less losses		(8,915)	(4,602)
Net loss from ordinary activities attributable to shareholders		(10,298)	(51,154)

	Note	2001 US cent	2000 US cent(s)
Loss per share:			
Basic	(c)	0.48	2.37
Dividend per share:			
Interim: Nil (2000: Nil)		–	–
Final: Nil (2000: Nil)		–	–

Hong Kong tax is calculated by applying the current rate of tax of 16% (2000: 16%) to the estimated assessable profits which were earned in or derived from Hong Kong during the year.

In accordance with the relevant tax rules and regulations in the People's Republic of China ("PRC"), certain of the Company's PRC subsidiaries, jointly controlled entities and associates enjoy income tax exemptions and reductions. Certain subsidiaries, jointly controlled entities and associates are subject to income taxes at tax rates ranging from 7.5% to 33%.

The overseas tax represents corporation tax payable in Turkey in respect of income earned during the year. The corporation tax in Turkey is calculated at the applicable tax rate of 30% (2000: 30%). An additional 10% of the total tax charge is levied to support a state fund, which results in an effective corporate tax rate of 33% (2000: 33%).

(c) The basic loss per share is calculated based on the net loss attributable to shareholders of US$10,298,000 (2000: US$51,154,000) and 2,158,480,786 (2000: 2,158,480,786) shares of the Company in issue during the year.

Diluted loss per share for the years ended 31st December, 2001 and 2000 have not been disclosed as no diluting events existed during the year.

SUMMARY OF MODIFIED AUDITORS' REPORT

The Company has completed its first amendment agreement with its lending banks and the holders of its floating rate notes and reached agreement for the extension of the repayment of the Group's indebtedness under the original repayment agreement dated 28th February, 2001 to 31st December, 2003. In forming their opinion, the Auditors have considered the adequacy of the disclosures made in the "Basis of Presentation" to the financial statements, which explain the circumstances giving rise to concerns regarding the fundamental uncertainties relating to the adoption of the going concern basis of presentation. The financial statements have been prepared on a going concern basis, the validity of which depends upon the Group's ability to generate sufficient cash inflows from its operating activities and the successful outcome of the disposal of non-core assets. The financial statements do not include any adjustments that would result from the failure of the Group to generate sufficient cash inflows from its operating activities or the disposal of non-core assets not being able to be conducted as planned. The Auditors consider that appropriate disclosures and estimates have been made in the financial statements and their opinion is not qualified in this respect.

meat products to the domestic market and faced severe competition with the local manufacturers. Moreover, the epidemic disease of swine in some areas and the drastic increase in cost of major raw materials also affected our growth in the sales of feeds and the gross profit contribution.

The Group will continue to focus on value-added meat processing products. We will also explore the potential markets in Europe and develop in the domestic aqua feed market.

Industrial business

For the year under review, the motorcycle business of Ek Chor China Motorcycle Co. Ltd. ("Ek Chor China"), our 68.2%-owned New York-listed subsidiary, continued to face difficult business conditions in 2001. However, the operating results of our parts manufacturing ventures were satisfactory taking into consideration the competitive market environment. Net income for Ek Chor China was RMB38.3 million (US$4.6 million) (2000: RMB28.0 million/US$3.4 million). Basic earnings per share was RMB2.19 (US$0.26) (2000: US$0.19).

Thailand

During the year under review, the Group received a dividend of US$1.7 million (2000: US$15.7 million) from its investment in Charoen Pokphand Foods Public Company Limited ("CPF") and has disposed of its entire shareholding in CPF, resulting in a gain of disposal of US$4.6 million (2000: Nil).

Indonesia

The Company maintains a 19.75% interest in P.T. Surya Hidup Satwa and a 14.17% interest in P.T. Central Proteinaprima, both of which are expected to be sold in the open market in 2002. Due to a change of requirement in International Accounting Standards, the Company has restated the fair value of our Indonesian investments to US$6.4 million.

Turkey

Our Turkish operation still sustained a loss in 2001. Loss after tax of this division was US$3.9 million (2000: US$4.2 million). As there is a tendency to tighten the control of environmental protection in Western Europe, part of the poultry production has recently been shifted to Eastern Europe and the Middle East. Thus, our Turkish operation is expected to benefit in the near future.

Notes:

(a) **Other income/(loss), net:**

	2001 *US$'000*	2000 *US$'000*
Amortisation of deferred restructuring expenses	(1,862)	(1,862)
Gain on disposals of interests in associates	26,437	–
Gain on disposal of short term investment	3,879	–
Unrealised loss of short term investment	(1,978)	(20,054)
Revaluation loss of investment properties	(353)	–
Impairment loss of fixed assets	(3,777)	–
Impairment loss of investments in jointly controlled entities	–	(1,719)
Impairment loss of long term investment	(1,249)	–
Impairment loss of goodwill	(1,451)	–
Interest income	8,052	12,871
	27,698	(10,764)

(b) **Tax:**

	2001 *US$'000*	2000 *US$'000*
The Company and subsidiaries:		
Provision for tax in respect of profits for the year:		
PRC:		
Hong Kong	–	–
Elsewhere	5,544	5,375
Overseas	462	386
Deferred tax credit	(639)	(146)
	5,367	5,615
Under/(Over) provision in prior year:		
PRC:		
Hong Kong	–	–
Elsewhere	313	(1,067)
	313	(1,067)
Jointly controlled entities:		
PRC:		
Hong Kong	–	–
Elsewhere	3,993	4,090
	3,993	4,090
Underprovision in prior year:		
PRC:		
Hong Kong	–	–
Elsewhere	–	11
	–	11
Associates:		
PRC:		
Hong Kong	–	–
Elsewhere	967	1,229
	967	1,229
Tax charge for the year	10,640	9,878

DIVIDEND

The Directors do not recommend a final dividend for the year ended 31st December, 2001 (2000: Nil).

BUSINESS REVIEW

The Group continued to face challenging market conditions in the wake of the global economic downturn. Consolidated turnover was US$1,449.5 million (2000: US$1,418.9 million). Consolidated operating profit was US$57.3 million (2000: US$16.3 million). Loss after tax for the year was US$1.4 million (2000: US$46.6 million). Net loss attributable to shareholders was US$10.3 million (2000: US$51.2 million).

PRC

Agri-business

During the year under review, Chia Tai (China) Agro-Industrial Ltd. ("China Agro") and Chia Tai (China) Investment Ltd. ("China Investment"), our two wholly-owned subsidiaries which run our agri-business operations in the PRC saw a 4.3% increase in turnover.

Turnover on a consolidated basis was US$1,346.5 million (2000: US$1,291.3 million). Together with turnover of the jointly controlled entities and associates, turnover under management was US$2,543.6 million (2000: US$2,281.2 million). Unit sales of our two main products, complete feed and day-old chicks, were 5.5 million tonnes (2000: 5.4 million tonnes) and 436.4 million units (2000: 416.1 million units), increases of 1.9% and 4.9% respectively.

The total consolidated profit attributable to shareholders of China Agro and China Investment during the year was US$4.5 million (2000: loss of US$25.8 million).

Our operating results have been materially affected by a number of adverse factors. The Avian flu in Hong Kong during the year together with the import ban on Chinese poultry products imposed by Korea and Japan in June 2001 had affected our sales of day-old chicks and chicken meat in the domestic and export markets. Although the ban was released in August 2001, the PRC Government has imposed strict controls over the exportation such that we have to divert most of our chicken

RESTRUCTURING

The Company has entered into the formal Group Restructuring Agreement (the "Agreement") with its bank creditors on 28th February, 2001. Subsequently, an amended reduction schedule for the scheme indebtedness and an extension of the period of restructuring for twelve months to 31st December, 2003 have been agreed with the creditors and the First Amendment Agreement to the Agreement has been signed on 5th December, 2001. The Company has made three distributions amounting to a total of US$216.8 million to the creditors during the year. The closing date of the Group restructuring is expected to occur on 28th March, 2002.

CHANGE OF BRANCH REGISTRAR IN UNITED KINGDOM

Shareholders are hereby notified that Computershare Investor Services PLC of P.O. Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH, United Kingdom, has replaced Capita IRG Plc as the Company's branch registrar in the United Kingdom with effect from 1st March, 2002.

OUTLOOK

With the recent entry to the World Trade Organization ("WTO") by the PRC, certain laws and regulations will be under review in order to satisfy the requirements of the WTO. At the moment, the impact is yet to be anticipated, but we expect the impact to our feed business would be neutral. We will closely monitor the development of market conditions and formulate strategic plans to cope with the challenges ahead.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries during the year under review.

By Order of the Board
Sumet Jiaravanon
Chairman

Hong Kong, 27th March, 2002

All the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the Stock Exchange's website in due course.